SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2009, incorporated by reference herein:
Exhibit
99.1
Release dated December 2, 2009, entitled “DRDGOLD AGREES TO SELL 60% OF
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED (“BLYVOOR”) TO AURORA
EMPOWERMENT SYSTEMS (PTY) LIMITED (“AURORA”) FOR R296 MILLION AND
CAUTIONARY ANNOUNCEMENT”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 2, 2009                                     By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or "the company")

DRDGOLD agrees to sell 60% of Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) to Aurora
Empowerment Systems (Pty) Limited (“Aurora”) for R296 million and cautionary announcement

DRDGOLD and Aurora announced today that they have signed a Heads of Agreement relating to an offer in terms of which Aurora will acquire a 60% interest in Blyvoor, a wholly-owned subsidiary of DRDGOLD’s
74%-held operating subsidiary, DRDGOLD South African Operations (Pty) Limited, for R296.2 million with effect from 1 December 2009 (“the offer”).
In addition, in terms of the offer:

•  Aurora will provide a facility of up to R80 million to Blyvoor in respect of working capital requirements. Blyvoor will be able to draw down R10 million on the facility at the end of December
   2009, and then up to R14 million at each month-end thereafter until the end of May 2010; and

•  from 31 December 2009, Aurora has guaranteed a monthly profit share of R2.5 million or 25% of net operating cash profit, whichever is the higher, to DRDGOLD, up to and including the end of the month preceding the expected transaction completion date of 29 June 2010.

DRDGOLD CEO, Niël Pretorius, said: “We are pleased to have reached this agreement with Aurora. The
R80 million drawdown facility will provide immediate relief to Blyvoor in terms of its short-term working capital requirements.

“Together with a very encouraging turn-around in performance at Blyvoor between October and November –
notably a 116% increase in gold production and a 47% reduction in Rand per kilogram cash costs - this substantially improves prospects for bringing Blyvoor out of its current judicial management, sooner rather than later.”

“The purchase consideration of R296.2 million for 60% of Blyvoor re-strengthens DRDGOLD’s balance sheet at a time when our strategic focus is moving increasingly towards lower-risk, lower-cost, higher-
margin surface retreatment operations. At the same time, we are able to preserve a 40% interest in
DRDGOLD’s underground optionality and surface retreatment activities”.

Aurora Managing Director, Zondwa Mandela, said: “This transaction demonstrates our credibility in the sector and reinforces our strategy of job preservation and opportunity. We believe we can further improve an already impressive safety record and harness the full financial potential of operations such as Blyvoor and we look forward to working with DRDGOLD to bring this potential to fruition.”

The offer is subject to the fulfilment of a number of conditions precedent. These may include:

•      approval by the boards of DRDGOLD, its black economic empowerment partner, Khumo Gold SPV
(Pty) Limited, and Aurora;

•      approval by the shareholders of DRDGOLD;

•      Aurora conducting a due diligence on Blyvoor and advising DRDGOLD that it is satisfied with the results;

•      execution of definitive transaction agreements relating to the offer;

•      Byvoor being taken out of judicial management within a reasonable time from signature of formal agreements, or appointing a further judicial manager nominated by Aurora; and

•     DRDGOLD obtaining all South African regulatory approvals, where applicable.

Cautionary announcement

As certain additional information relating to the offer is not as yet available, shareholders should exercise caution when trading in their DRDGOLD securities until a full announcement containing such information is released.

Randburg
2 December 2009

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